Exhibit (a)(5)(E)

MILBERG LLP DAVID E. AZAR (SBN 218319) dazar@milberg.com 300 South Grand, Suite 3900 Los Angeles, California 90071 Tel: (213) 617-1200 Fax: (213) 617-1975	ELECTRONICALLY FILED Superior Court of California, County of San Diego 11/14/2013 at 12:56:40 PM Clerk of the Superior Court By Calvin Beutler, Deputy Clerk

MILBERG LLP

KENT A. BRONSON

kbronson@milberg.com

One Pennsylvania Plaza, 49th Floor

New York, New York 10119

Tel:     (212) 594-5300

Fax:    (212) 868-1229

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

JASON GERBER, Individually and on Behalf	)	Case No. 37-2013-00075419- CU-SL-CTL
of All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	COMPLAINT FOR BREACHES OF
vs.	)	FIDUCIARY DUTY AND VIOLATIONS OF
	)	STATE LAW
SANTARUS, INC., DAVID F. HALE,	)
GERALD T. PROEHL, DANIEL D.	)
BURGESS, MICHAEL G. CARTER,	)
ALESSANDRO E. DELLA CHA, MICHAEL	)
E. HERMAN, TED W. LOVE, KENT	)
SNYDER, SALIX PHARMACEUTICALS,	)
LTD., SALIX PHARMACEUTICALS, INC.,	)
and WILLOW ACQUISITION SUB	)
CORPORATION,	)
)
Defendants.	)

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff Jason Gerber (“Plaintiff), on behalf of the holders of Santarus, Inc. (“Santarus” or the “Company”) common stock against Santarus, the members of its Board of Directors (the “Board”), Salix Pharmaceuticals Ltd. (“Salix”), Salix Pharmaceuticals, Inc., and Willow Acquisition Sub Corp (“Willow”), a wholly owned subsidiary of Salix Pharmaceuticals Ltd. (collectively referred to herein as the “Defendants”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Santarus by Salix through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Based in San Diego, California, Santarus is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. On November 7, 2013, Santarus and Salix jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which Salix will acquire the Company. Salix will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for just $32.00 per share in cash, an aggregate value of about $2.6 billion (the “Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will likely close January 2, 2014 or in the first quarter of next year. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Salix and Santarus have announced their intent to effect the merger, pursuant to recently enacted § 251(h) of the Delaware General Corporation Law, as a short-form merger - to cash out any shareholders who do not tender—without so much as a shareholder vote. Upon completion of the transaction, Santarus will become an indirect wholly-owned subsidiary of Salix Pharmaceuticals, Ltd.

3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Santarus to Salix on terms preferential to Defendants and other Santarus insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

will benefit from such perks as the acceleration of their unvested options. The Board and Company management currently own about 12% of the outstanding shares of Santarus and have agreed to tender their shares in support of the Proposed Acquisition and if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. They will receive about $312 million as a result of the Proposed Acquisition. In addition, pursuant to the Proposed Acquisition, the Company’s top executives will likely benefit from change in control, severance payments if they are terminated after the deal is consummated, and/or retain their lucrative positions. These conflicting interests led the Board members and the Company’s executives to run a process that served their own financial interests and those of Salix and its affiliates, rather than those of Santarus’ public shareholders.

4. As a result of this conflicted and flawed process, the Proposed Acquisition price of $32.00 per share drastically undervalues the Company’s prospects. Santarus’ stock has traded near that at $28.10 per share on August 7, 2013 and the Company has reported strong expected earnings growth over the next 5 years.

5. The Company’s positive growth prospects are confirmed by its fiscal third quarter in results that were announced at the same time as the Proposed Acquisition and were well above analysts’ estimates. The results included: total revenue growth of 81% to $98.8 million, compared to 54.7% million for the same quarter in 2012; net income growth of 236% to $30.3 million, compared to $9.0 million for the same quarter 2012; and cash, cash equivalents, and short-term investments growth of 78% to $168.7 million as of September 30, 2013, compared with $94.7 million at December 31, 2012.

6. To protect against the threat of alternate bidders out-bidding Salix after the merger announcement, Defendants implemented preclusive deal protection devices to safeguard against Salix losing its preferred position. These deal protection devices effectively preclude any competing bids for Santarus, and include: (i) a “no-solicitation” or “no-shop” provision; (ii) an illusory “fiduciary out” for the no-shop provision; (iii) an “information rights” provision; (iv) a “matching rights” provision; and (v) an $80 million dollar termination and expense fee provision.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Thus, the Board compounded its breaches by, inter alia, agreeing to these unreasonable deal protection devices that preclude other bidders from making a successful competing offer for the Company.

7. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition, and intend to effect a short form merger, cashing out non-tendering shareholders without a shareholder vote. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, § 10, because this case is a cause not given by statute to other trial courts.

9. This Court has jurisdiction over Santarus because Santarus is a citizen of California and Delaware and has its principal place of business in this County at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. It is incorporated in Delaware. This action is not removable.

10.	Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

11. Plaintiff Jason Gerber is, and at all times relevant hereto was, a shareholder of Santarus. Plaintiff resides, and at all relevant times did reside, in Chicago, Illinois.

12. Defendant Santarus, headquartered in San Diego, California, is a Delaware corporation. Defendant Santarus is sued herein as an aider and abetter.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

13. Defendant Salix, headquartered in Raleigh, North Carolina, is a Delaware corporation. Defendant Salix is sued herein as an aider and abetter.

14. Defendant Salix Pharmaceuticals, Inc. is a California corporation and a wholly-owned subsidiary of Salix. Defendant Salix Pharmaceuticals, Inc. is sued herein as an aider and abetter.

15. Defendant Willow is a wholly-owned subsidiary of Salix and is a Delaware corporation. Defendant Willow is sued herein as an aider and abetter.

16. Defendant David F. Hale (“Hale”) is and has been Santarus’ Chairman since February 2004 and a member of the Board since June 2000. Hale previously served as Chairman, President and Chief Executive Officer of Gensia Inc., which became Gensia Sicor Inc. and then Sicor, Inc., and is now a subisidary of Teva Pharmaceuticals, Inc. and which is based in Irvine, California. Hale owns 18,000 Company shares according to a SEC filing on December 12, 2012. Hale has extensive ties to California and the San Diego area, having served as Chairman of San-Diego-based pharmaceutical company Somaxon, Inc. until its acquisition in 2013, and currently serving as Chairman of privately-held companies Colorescience, Inc. (headquartered in Carlsbad, California), Ridge Diagnostics (headquartered in La Jolla, California), Crisi Medical Systems, Inc. (headquartered in San Diego, California), Intrepid Therapeutics, Inc. (headquartered in San Diego, California), Agility Clinical (headquartered in Carlsbad, California), Advantar Laboratories, Inc., (headquartered in San Diego, California), and Katama Pharmaceuticals, Inc. (headquartered in San Diego, California). Hale is also affiliated with the San Diego Economic Development Corporation, and the Rady Childrens Hospital of San Diego. Upon information and belief, Hale is a resident of California.

17. Defendant Gerald T. Proehl (“Proehl”) is and has been President and Chief Executive Officer and a member of the Board since January 2002 and previously served as President and Chief Operating Officer. Proehl joined Santarus in 1999 as Vice President, Marketing and Business Development. Proehl holds an estimated 74,137 shares according to a May 15, 2013 SEC filing. Upon information and belief, Proehl is a California resident.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

18. Defendant Daniel D. Burgess (“Burgess”) is and has been a member of the Board since July 2004. Like Defendant Hale, Burgess also spent ten years with Gensia Sicor, Inc. where he held a variety of executive level positions with responsibility for overall finance for the company as well as a number of different operating units. Burgess is a founder and the President and CEO of Rempex Pharmaceuticals, Inc., a privately held company based in San Diego, California, and is a director of Genoa Pharmaceuticals, which is also based in San Diego, California. Upon information and belief, Burgess is a resident of California.

19. Defendant Michael G. Carter (“Carter”) is and has been a member of the Board since January 2004. Carter has also been a venture partner at S.V. Life Sciences Advisers LLP, a health care investment entity with offices in San Francisco, California, since 1998.

20. Defendant Alessandro Della Cha (“Della Cha”) is and has been a member of the Board since April 2012. Della Cha is an Italian attorney and the former senior partner and managing director of Studio Legale Edoardo Ricci e Associati, a commercial law boutique in Milan, as well as a former director of Cosmo Pharmaceuticals, an Italian company.

21. Defendant Michael E. Herman (“Herman”) is and has been a member of the Board since September 2003. Herman is also a director and Chairman of the Compensation Committee of Senomyx, Inc., a San Diego, California-based pharmaceutical company. Mr. Herman has previously served as President of the Kansas City Royals Baseball Club.

22. Defendant Ted W. Love (“Love”) is and has been a member of the Board since March 2005. Love holds 335,500 shares according to an October 15, 2013 SEC filing. Love is a director of KaloBios Pharmaceuticals, Inc. (based in San Francisco, California), and previously served in high-level positions at California pharmaceutical companies Genentech, Inc., Onyx Pharmaceuticals and Nuvelo, Inc.

23. Defendant Kent Snyder (“Snyder”) is and has been a member of the Board since September 2004. Snyder is also the CEO and Chairman since June 2003 of San Diego, California based pharmaceutical company Senomyx, Inc. Upon information and belief, Snyder is a California resident.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

24. The Defendants named above in ¶¶ 16-23 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action individually and as a class action pursuant to California Code of Civil Procedure § 382 on behalf of all holders of Santarus stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. According to Santarus’ SEC filings, there are about 66.37 million shares of Santarus’ common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

28. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether Defendants are unjustly enriching themselves and other insiders or affiliates of Santarus or Salix;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(e) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the consideration offered to Company shareholders is unfair and inadequate; and

(h) whether Plaintiff and the other members of the Class would suffer irreparable injury unless Defendants’ conduct is enjoined.

29. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

34. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

35. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Santarus, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

36. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated fiduciary duties owed to Plaintiff and the other public shareholders of Santarus, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Santarus common stock in the Proposed Acquisition.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

CONSPIRACY, AIDING AND ABETTING,

AND CONCERTED ACTION

37. In committing the wrongful acts alleged herein, Defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

38. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

39. Based in San Diego, California, Santarus, Inc. is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. The company’s current commercial efforts are focused on five products. UCERIS® (budesonide) extended release tablets for the induction of remission in patients with active, mild to moderate ulcerative colitis and ZEGERID® (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders are promoted to gastroenterologists. GLUMETZA® (metformin hydrochloride extended release tablets) and CYCLOSET® (bromocriptine mesylate) tablets, which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes, and FENOGLIDE® (fenofibrate) tablets, which is indicated as an adjunct to diet to reduce high cholesterol, are promoted to endocrinologists and other physicians who treat patients with type 2 diabetes.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

40. Santarus’ product development pipeline includes the investigational drug RUCONEST® (recombinant human C1 esterase inhibitor). A Biologics License Application for RUCONEST for the treatment of acute angioedema attacks in patients with hereditary angioedema is under review by the U.S. Food and Drug Administration with a response expected in April 2014. Santarus is also developing Rifamycin SV MMX®, which is in Phase III clinical testing for the treatment of travelers’ diarrhea. In addition, the company has completed a Phase I clinical program with SAN-300, an investigational monoclonal antibody.

41. Salix is a publically traded company committed to licensing, developing, and marketing products to treat gastroenterology disorders. Salix states its mission as to give healthcare professionals and patients the most effective solutions in gastroenterology.

42. Santarus’ strong and positive growth prospects are confirmed by its fiscal third quarter results that were announced at the same time as the Proposed Acquisition. The press release announcing the results included the following positive news:

•	Total revenues of $98.8 million grew 81% compared with $54.7 million for the third quarter of 2012

•	Net income of $30.3 million, or $0.38 diluted earnings per share (EPS), compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012

•	Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012

•	Cash, cash equivalents and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012

43. Santarus’ third-quarter results were well above analysts’ estimates, helped mainly by robust sales of its diabetes drug Glumetza and heartburn drug Zegerid, according to a Reuters article.

44. Santarus shares are currently trading at or near the Proposed Acquisition price and its share price has already more than doubled this year. Revenue in the nine months through September more than doubled to about $268 million, according to ABC News.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

45. According to Investors.com article, “[Santarus’] sales jumped 81% to $98.8 million, topping estimates by $4 million. Earnings more than doubled to 45 cents a share, 13 cents more than expected. Besides Uceris, the firm’s diabetes drug Glumetza also helped growth with a 16% revenue increase, while its recently relaunched heartburn treatment Zegerid grew threefold. . . .First up in Santarus’ pipeline is Ruconest, a treatment for hereditary angioedema that is awaiting a Food and Drug Administration decision on its approval by early next year. The company has estimated peak annual sales of $100 million.”

46. It is clear from its most recent results that Santarus is currently outpacing estimates and is poised for even more growth from its pipeline products.

47. On November 7, 2013, Santarus and Salix jointly announced that they had entered into a Merger Agreement under which Salix will acquire the Company for just $32.00 per share in cash. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close during the first quarter of 2014. Upon completion of the transaction, Santarus will become a wholly-owned subsidiary of Salix. The joint press release announcing the Proposed Acquisition states, in pertinent part:

SALIX PHARMACEUTICALS TO ACQUIRE SANTARUS

Solidifies Position as Largest U.S. Gastroenterology-Focused Specialty

Pharmaceutical Company

Provides Salix with an Experienced Specialty Sales Force to Significantly

Expand Gastrointestinal Product Sales

Increases Commercial Presence in Gastroenterology, Hepatology and

Colorectal Surgery

Estimated 2013 Pro Forma Total Product Revenue of $1.3 Billion

Greatly Increases Scale and Revenue Diversification

Expected to be Immediately and Significantly Accretive

Expected to Generate Strong EBITDA and Cash from Operations

Leading to Rapid Debt Repayment

RALEIGH, N.C. & SAN DIEGO—(BUSINESS WIRE)—Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders — patients, healthcare providers, employees and stockholders — benefiting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

Transaction Rationale

Salix expects that the transaction will have the following potential impact:

•	Solidifies Lead Position in the Gastrointestinal (GI) Market

•	The combined company is expected to have a leading position with a strong portfolio of 22 marketed products, including: XIFAXAN ®, UCERIS ®, GLUMETZA ®, APRISO ®, ZEGERID ®, MOVIPREP ®, RELISTOR ®, SOLESTA ®, FULYZAQ ®, CYCLOSET ® and FENOGLIDE ®

•	While both companies are specialty focused, there is no overlap in marketed products

•	Additional pipeline development opportunities

•	Revenue Diversification

•	UCERIS, GLUMETZA and ZEGERID have the potential to meaningfully diversify Salix’s product offering and revenue base

•	Potential growth from recently-launched UCERIS is expected to provide increased revenue diversification

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

•	No product is expected to account for more than 50% of the combined company’s revenue, based on pro forma estimates

•	Attractive Financial Profile of Combined Company

•	Annualized combined company financial results based on the quarter ended September 30, 2013 were revenue of $1,348 million and adjusted EBITDA of $537 million

•	Significant accretion in 2014. Revenue synergies from the increased number of sales representatives in GI and the expanded presence in primary care, which are not included in the guidance, provide the opportunity for further accretion

•	Strong growth and the realization of additional synergies are expected to result in greater EPS accretion in 2015

•	Expecting 2014 GAAP EPS of approximately $3.85 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Expecting 2014 non-GAAP EPS of approximately $5.00 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals*

•	Strong cash flow generation should allow delevering to Debt/EBITDA target of approximately 3x over the next 3 years

•	Significant Revenue Synergy Opportunities

•	Increases Salix’s presence in the gastroenterology market which should benefit UCERIS as well as Salix’s products

•	Leverages Santarus’ experienced specialty sales force immediately to gain revenue synergies from Salix’s existing products, while continuing to grow Santarus’ products

•	Achieves Salix’s goal to expand its GI products into primary care to capture significant product sales currently not accessed by the Salix sales effort

•	Creation of a third sales force in gastroenterology and hepatology which will allow key GI products to have increased promotional exposure

*	We believe this non-GAAP measure might provide investors additional relevant information, in part for purposes of historical comparison. In addition, we use this non-GAAP measure to analyze our performance in more detail and with better historical comparability; however, you should be aware that a non-GAAP measure is not superior to, nor a substitute for, the comparable GAAP measure, and this non-GAAP measure might not be comparable to a similarly named measure disclosed by other companies. The following table reconciles the 2014 non-GAAP EPS estimate provided above to the most closely-related 2014 GAAP EPS estimate provided above.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

In millions	Preliminary Guidance
Year Ended Dec 31, 2014
GAAP Net Income	$254.7
Adjustments:
Amortization, depreciation and stock-based compensation expense	79.2
Non-cash interest expense	42.2
Adjusted income tax expense	(46.1)

Non-GAAP Net Income	$330.0

Non-GAAP Net Income per share, fully diluted	$5.00

Fully diluted weighted average shares	66.0

Transaction Close and Financing

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus for $32.00 per share. Following successful completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of the outstanding shares of Santarus common stock on a fully diluted basis, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and other customary closing conditions. The tender offer is not subject to a financing condition. Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of Directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

In connection with the merger agreement, Salix and Santarus entered into an agreement with Santarus’ licensor Cosmo Technologies Limited restructuring certain aspects of Santarus’ relationship with Cosmo. Under the terms of the agreement, Salix will be returning rifamycin SV MMX ® to Cosmo Technologies Limited effective with the closing of Salix’s acquisition of Santarus.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Salix intends to finance the transaction with a combination of approximately $800 million cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC. Jefferies Finance LLC also has committed to provide an additional $150 million revolving credit facility. The commitment from Jefferies Finance LLC to provide financing is subject to the satisfaction of customary conditions.

Advisors

Salix’s financial advisor for the transaction is Jefferies LLC and its primary legal advisor is Covington & Burling LLP. Santarus’ financial advisor for the transaction is Stifel, Nicolaus & Company, Incorporated and its legal advisor is Latham & Watkins LLP.

Santarus’ Officers and Executives Obtained Special Benefits for Themselves

48. The Proposed Acquisition is the product of a fundamentally flawed process that is designed to ensure the sale of Santarus on terms preferential to Defendants and other Santarus insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who have substantial holdings (around 12% of shares outstanding) as well options subject to accelerated vesting. Major shareholders include Defendants Proehl, Love and Hale.

49. Specifically the form 8-K filed on November 7, 2013 in connection with the announcement of the Proposed Acquisition details the benefits that will inure to the Defendants and Company management. The form 8-K states, in pertinent part:

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of common stock of the Company, each outstanding share of common stock of the Company, other than any shares owned by the Company, Parent, Merger Sub or any wholly owned subsidiary of the Company or of Parent, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, upon the closing of the Offer each outstanding Company stock option will fully vest and, at the Effective Time, the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the excess, if any, of the Offer Price over the exercise price of such option and the number of shares of Company common stock underlying such option.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

50. Additionally, certain officers and directors of the Company entered into a tender and support agreement (the “Tender and Support Agreement”) in connection with the Proposed Acquisition which guarantees they will tender their Santarus shares in the tender offer to Salix. The Agreement also provides that if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. As of November 6, 2013, these officers and directors beneficially owned or had options to acquire a number of shares of common stock of the Company equal to approximately 12% of the outstanding shares of common stock of the Company.

51. The additional value from the Company’s assets and future prospects, however, will not flow to the Company’s public shareholders. Instead, it will benefit Salix and its affiliates.

The Proposed Acquisition Offers a Grossly Unfair Price and is the Result of a Fundamentally Unfair Process

52. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its and management’s liquidity goals, as well as to the interests of Salix by agreeing to its unsolicited offer.

53. Moreover, Defendants agreed to structure the acquisition as a tender offer, which will begin December 3, 2013 and expire January 2, 2014. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Salix and Santarus have announced their intent to effect the merger, pursuant to recently enacted § 251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender - without a shareholder vote.

54. As a result of the conflicted and flawed process, the Proposed Acquisition price of $32.00 per share drastically undervalues the Company’s prospects. Defendants attempt to tout the so-called premium of 36% based on the close of $23.53 on November 6, 2013. However, they ignore the fact that Santarus stock traded at close to this offer $28.10 as recently as August 2013 and that Santarus stock price has doubled this year alone.

55. Also the Proposed Acquisition price does not take into account the Company’s highly positive outlook and prospect for the future clearly indicated in its most recent results announced the same day as the Proposed Acquisition, which beat analysts’ estimates. The Company also doubled its revenue in the nine months through September; its sales jumped 81% to $98.8 million; and its earnings more than doubled.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

56. Furthermore, according to Yahoo Finance, the median and high analyst targets for the Company’s shares are set at $32.00, matching the Proposed Acquisition price, indicating that the Proposed Acquisition price does not represent any premium to Santarus shareholders.

57. Furthermore, Santarus shareholders will be deprived of the benefit from the licensing agreement with Cosmo Technologies Limited (“Cosmo”) as a result of the Proposed Acquisition. Cosmo is also a major shareholder of Santarus. According to a May 15, 2013 SEC filing, it holds 2,991,044 shares. In connection with the Proposed Acquisition, the Company and Salix entered into an agreement with Cosmo, which modifies certain terms of the prior license agreement between the Company and Cosmo dated December 10, 2008. Specifically, pursuant to the amendment: (1) the Company agreed to return to Cosmo all rights to Rifamycin SV MMX® acquired by the Company under the Original License Agreement and all regulatory approvals, filings and study data relating to the product, (2) Cosmo consented to the development, promotion and marketing in the United States by the Company, Parent and any of their subsidiaries of budesonide products; provided, that the Company, Parent and their subsidiaries are prohibited from developing, promoting or marketing an oral formulation budesonide product other than the product licensed by the Company under the Original License Agreement, and (3) milestone obligations payable to Cosmo are only payable in cash, and the Stock Issuance Agreement between the Company and Cosmo, effective as of December 10, 2008, and the Registration Rights Agreement between the Company and Cosmo, dated as of December 10, 2008 and amended on April 23, 2009, were terminated.

58. In short, Santarus shareholders cannot gauge whether or not the Proposed Acquisition consideration represents the maximum value that they should be entitled to receive for their shares. Without a full and fair pursuit of alternatives, shareholders will never realize the true value of their holdings. Defendants’ failure to provide such a process was a breach of their fiduciary duty to maximize shareholder value in a sale-of-control transaction.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

The Preclusive Deal Protection Devices

59. To minimize the threat of alternate bidders out-bidding Salix after the merger announcement, Defendants implemented preclusive deal protection devices to guard against Salix losing its preferred position. These deal protection devices effectively preclude any competing bids for Santarus, and ensure that Salix acquire the Company. These devices preclude a fair sales process for the Company by effectively locking out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Salix and allow Salix to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Salix $80 million if the Proposed Acquisition is terminated in favor of a superior proposal.

60. As discussed above, the Proposed Acquisition is the product of a fundamentally and hopelessly flawed process that was designed to subvert the interests of Plaintiff and the other public stockholders of Santarus in exchange for an immediate financial payoff to the Individual Defendants via the acceleration of stock options and other benefits assumed by Salix for members of Santarus’ senior management and directors. Plaintiff seeks to enjoin the Proposed Acquisition.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

61. Plaintiff repeats and realleges each allegation above as if fully set forth herein.

62. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Santarus and have acted to put their personal interests ahead of the interests of Santarus’ shareholders.

63. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

64. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Santarus’ shareholders. Defendants Santarus and Salix directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of Santarus stock.

65. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Santarus because, among other reasons:

(a) they failed to properly value Santarus; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

66. Because the Individual Defendants dominate and control the business and corporate affairs of Santarus, and are in possession of private corporate information concerning Santarus’ assets, business and future prospects, there exists a significant imbalance and disparity of knowledge and economic power between them and the public shareholders of Santarus. This makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of the Company’s public shareholders.

67. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

68. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury as a result of Defendants’ self-dealing.

69. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Acquisition.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

70. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

71. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Santarus, Salix Pharmaceuticals Ltd., Salix Pharmaceuticals, Inc. and

Willow Acquisition Sub Corporation

72. Plaintiff repeats and realleges every allegation above as if fully set forth herein.

73. Defendants Santarus, Salix Pharmaceuticals Ltd., Salix Pharmaceuticals, Inc., and Willow Acquisition Sub Corporation aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Santarus, including Plaintiff and the members of the Class.

74. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set forth herein.

75. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

76. Santarus, Salix, Salix Pharmaceuticals, Inc. and Willow colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

77. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Santarus’ shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: November 14, 2013	MILBERG LLP

/s/ David E. Azar
DAVID E. AZAR
dazar@milberg.com
NICOLE M. DUCKETT
nduckett@milberg.com
300 South Grand, Suite 3900
Los Angeles, California 90071
Tel: (213) 617-1200
Fax: (213) 617-1975

MILBERG LLP
KENT A. BRONSON
JESSICA J. SLEATER
kbronson@milberg.com
jsleater@milberg.com
One Pennsylvania Plaza, 49th Floor
New York, New York 10119
Tel: (212) 594-5300
Fax: (212) 868-1229

Attorneys for Plaintiff

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

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DANA POWERS

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW